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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   092067 10 7
                      (CUSIP Number of Class of Securities)

 Jeffrey P. Jacobs, Individually and as President of Jacobs Entertainment Ltd.,
                                 the manager of
                      Diversified Opportunities Group Ltd.
                               425 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 861-4390

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                DECEMBER 31, 1997
             (Date of Event which Requires Filing of this Statement)


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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 096612 10 6
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         DIVERSIFIED OPPORTUNITIES GROUP LTD. -- FEIN: 34-1828344
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO

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                       7.  SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY               1,333,333
OWNED BY EACH          ---------------------------------------------------------
REPORTING PERSON       8.  SHARED VOTING POWER
WITH
                           -0-
                       ---------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER

                           1,333,333
                       ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER

                           -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,333,333
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.8%
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14.      TYPE OF REPORTING PERSON

         OO
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CUSIP No. 096612 10 6
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         JEFFREY P. JACOBS -- SSN: ###-##-####
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                            7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                        25,000
OWNED BY EACH               ----------------------------------------------------
REPORTING PERSON            8.      SHARED VOTING POWER
WITH
                                    -0-
                            ----------------------------------------------------
                            9.      SOLE DISPOSITIVE POWER

                                    25,000
                            ----------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER

                                    -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
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14.      TYPE OF REPORTING PERSON

         IN
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                         SCHEDULE 13D - AMENDMENT NO. 2
                         ------------------------------

                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Diversified Opportunities Group Ltd., an Ohio limited liability company ("Diversified"), for the purpose of reporting the completion of the next phase of its transaction (the "Transaction") with Black Hawk Gaming & Development Company, Inc. ("Black Hawk"). It is also being filed on behalf of Jeffrey P. Jacobs ("Jacobs"), the manager of Jacobs Entertainment Ltd., which is the manager of Diversified, to report his beneficial ownership of shares of Black Hawk.

                  On December 31, 1997 Diversified exercised its right to convert the $6,000,000 unpaid principal amount on the $6,000,000 Amended and Restated Convertible Subordinated Note (the "$6,000,000 Note") issued to Diversified by Black Hawk to common shares of Black Hawk ("Shares"). As a result of this conversion 1,142,857 Shares were issued to Diversified.

                  On November 12, 1996, Jacobs was granted options to acquire 75,000 Shares. The options for 25,000 of the Shares became exercisable on November 12, 1997 and 25,000 of the remaining options are exercisable on each of November 12, 1998 and November 12, 1999.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and supplemented as follows:

                  No additional consideration was paid in connection with the conversion of the $6,000,000 Note to Shares.

                  Jacobs was not required to pay any consideration for the options.


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ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended and supplemented as follows:

                  The conversion by Diversified of a debt position to an equity position in Black Hawk.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Items 5(a) and 5(b) are amended and supplemented as follows:

                  (a) Black Hawk has indicated to Diversified that, immediately following the close of business on December 31, 1997, the number of Shares it had outstanding was 3,947,496 not taking into account any Shares reserved for issuance upon exercise of outstanding options. As of December 31, 1997, Diversified had beneficial ownership of 1,333,333 Shares, and Jacobs had beneficial ownership of 25,000 Shares. The 25,000 Shares relate to 75,000 options which were granted to Jacobs on November 12, 1996.The options for 25,000 of the shares became exercisable on November 12, 1997 and 25,000 of the remaining options are exercisable on each of November 12, 1998 and November 12, 1999. Therefore, Diversified and Jacobs together have acquired beneficial ownership of 34.4% of the outstanding Shares.

                  (b) Diversified has the sole power to vote and dispose of all 1,333,333 Shares it beneficially owns and Jacobs has the sole power to vote and dispose of all 25,000 Shares he beneficially owns. Because Jacobs is the sole Manager of Jacobs Entertainment Ltd., the Manager of Diversified, Jacobs may be deemed to have sole power to vote or to direct the voting of the Shares and have shared power with The Opportunities Trust to dispose or to direct the disposition of Shares. Jacobs disclaims beneficial ownership of the Shares beneficially owned by Diversified.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            December 31, 1997
                                            -----------------------------------

                                            DIVERSIFIED OPPORTUNITIES GROUP
                                            LTD.

                                            By: Jacobs Entertainment Ltd., its
                                                Manager

                                            By: /s/ Jeffrey P. Jacobs
                                                -------------------------------
                                                Jeffrey P. Jacobs, President


                                                /s/ Jeffrey P. Jacobs
                                                -------------------------------
                                                Jeffrey P. Jacobs, individually